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                                                                     EXHIBIT 8.1

April 23, 2001




Bellwether Exploration Company
1331 Lamar, Suite 1455
Houston, Texas 77002


This opinion is being delivered to you pursuant to the Agreement and Plan of Merger (the "Agreement") between Bellwether Exploration Company, a Delaware corporation ("Bellwether") and Bargo Energy Company, a Texas corporation ("Bargo"), dated as of January 24, 2001. Pursuant to the Agreement, Bargo will merge with and into Bellwether (the "Merger").

Except as otherwise provided herein, capitalized terms used in this opinion have the meanings defined in the Merger Agreement. All section references, unless otherwise indicated, are to the U.S. Internal Revenue Code of 1986, as amended (the "Code").

We have acted as legal counsel to Bellwether in connection with the Merger. As such, and for the purpose of rendering this opinion, we have examined (or will examine on or prior to the Merger) and we are relying (or will rely) upon (without any independent investigation or review) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the "Documents"):

         (i)      The Merger Agreement;

         (ii) Representations made to us by Bellwether in the attached letter;

         (iii) The tax opinion from Akin, Gump, Strauss, Hauer & Feld, L.L.P. received by Bargo, (the "Akin Gump Tax Opinion"); and

         (iv) Those other instruments and documents related to the consummation of the Merger and the transactions contemplated in the Merger, as we have deemed necessary or appropriate.

In connection with rendering this opinion, we have assumed or obtained representations (which we are relying upon, without any independent investigation or review) that:



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Bellwether Exploration Company
April 23, 2001
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         a. The Merger will be consummated in accordance with the Documents presented to us, and all representations, statements and assumptions in the Documents and in this letter are and will be true, accurate and complete from this date through and including the Effective Time;

         b. Original documents (including signatures) are authentic and documents submitted to us as copies conform to the original documents, and there has been (or will be by the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents;

         c. Any representation or statement made "to the knowledge of" or otherwise similarly qualified is correct without qualification. With respect to all matters to which a person or entity making a representation has represented that the person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement to take an action, there is in fact no plan, intent, understanding or agreement and the action will not be taken;

         d. The Merger will be effective under applicable state laws upon the filing of the requisite merger documents with each relevant Secretary of State;

         e. The Akin Gump Tax Opinion has been delivered and not withdrawn; and

         f. The average closing price of Bellwether's stock, measured for the Merger exchange value, exceeds $9.00 per share.

Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications contained in this letter, we are of the opinion that, for U.S. federal income tax purposes:

         (i) The Merger will be a "reorganization" as defined in Section 368(a) of the Code.

         (ii) Bellwether and Bargo will each be a "party to a reorganization" as defined in Section 368(b) of the Code.

         (iii) No gain or loss will be recognized by Bellwether or Bargo for federal income tax purposes solely as a result of the Merger.


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Bellwether Exploration Company
April 23, 2001
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In addition to the assumptions above, this opinion is subject to the additional exceptions, limitations and qualifications below.

         a. This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect our opinion. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

         b. This opinion addresses only the specific matters set forth above, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). In particular, we express no opinion regarding (i) whether and the extent to which any Bargo shareholder who has provided or will provide services to Bargo or Bellwether will have compensation income under any provision of the Code; (ii) the effects of such compensation income, including but not limited to the effect upon the basis and holding period of the Bellwether stock received by any such shareholder in the Merger; (iii) the potential application of the "golden parachute" provisions (Sections 280G, 3121(v)(2) and 4999) of the Code, the alternative minimum tax provisions (Sections 55, 56 and 57) of the Code or Sections 305, 306, 357 and 424, or the regulations promulgated under those Sections; (iv) the survival and/or availability, after the Merger, of any of the federal income tax attributes or elections of Bargo, after application of any provision of the Code, as well as the regulations promulgated under those provisions and judicial interpretations of those provisions; (v) the tax consequences of any transaction in which Bargo stock or a right to acquire Bargo stock was received; and (vi) the tax consequences of the Merger (including our opinion above) as applied to shareholders of Bargo and/or holders of options or warrants for Bargo stock or that may be relevant to particular classes of Bargo shareholders and/or holders of options or warrants for Bargo stock such as dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons and holders of shares acquired upon exercise of stock options or in other compensatory transactions.


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Bellwether Exploration Company
April 23, 2001
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         c. No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement or to any transaction whatsoever, including the Merger, if all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement, without waiver or breach of any material provision of the Merger Agreement or if all of the representations, warranties, statements and assumptions upon which we have relied are not true and accurate at all relevant times. In the event that any one of the statements, representations, warranties or assumptions upon which we have relied in issuing this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

         d. This opinion has been delivered to you for the purpose of satisfying the conditions of the Agreement and is intended solely for your benefit.


Very truly yours,


/s/ HAYNES AND BOONE, L.L.P.
----------------------------
    Haynes and Boone, L.L.P.